Exhibit 99.1
FOR IMMEDIATE RELEASE — JANUARY 16, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. TO TRADE ON TORONTO STOCK EXCHANGE
January 16, 2009
ORIGINAL LISTING
Petroflow Energy Ltd. - (the “Company”) — An application has been granted for the original listing in the Oil and Gas category of up to 34,220,203 common shares of which up to 29,571,094 common shares will be issued and outstanding and up to 4,649,109 common shares will be reserved for issuance.
The common shares of the Company will be listed and posted for trading at the opening on Tuesday, January 20, 2009.
The Company is subject to the reporting requirements of Section 501 of the TSX Company Manual.
Stock Symbol: “PEF”
CUSIP: 715918 40 5
Trading Currency: CDN
Other Markets: The common shares have been listed on TSX Venture Exchange (Symbol: PEF) since March 11, 1994 and the NYSE Alternext (AMEX) since July 14, 2008 (Symbol: PED). The common shares will be delisted from TSX Venture Exchange prior to the opening on January 20, 2009.

Head Office Address: 970, 717 - 7th Avenue SW Calgary, AB T2P 0Z3	Telephone Number: (403) 539-4320 Fax Number: (403) 705-0488

Email: info@petroflowenergy.com	Website: www.petroflowenergy.com

Investors Relations:
Petroflow Energy Ltd.

Mr. John Melton, President & CEO Tel:504.453.2926 (info@petroflowenergy.com)	Mr. Duncan Moodie, CFO Tel.: 403.539.4311 (info@petroflowenergy.com)

Investor Awareness Inc.

Mr. Tony Shor or Mr. James Foy Tel.: 847.645.2222 (www.investorawareness.com)